

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Maja Spalevic
Chief Financial Officer
Bespoke Capital Acquisition Corp.
3rd Floor
115 Park Street
London, W1K 7AP
United Kingdom

>   **Re: Bespoke Capital Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed April 28, 2021**
>   **File No. 333-254260**

Dear Ms. Spalevic:

We have reviewed your amended registration statement and response letter dated April 28, 2021 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response Letter dated April 28, 2021

General

1.   We note your response to comment one in our April 27, 2021 letter and are unable to agree that the dissemination of proxy cards to shareholders prior to effectiveness of the registration statement on Form S-4 and delivery of the final prospectus is consistent with the requirements of Securities Act section 5. Please advise us what steps the registrant will take to remediate, including:
   * actions the registrant will take to ensure that no votes will be cast using proxy cards submitted prior to the effectiveness of the registration statement and the delivery of the final prospectus,

- appropriate risk factor disclosure in the prospectus,
- appropriate communications to BCAC shareholders, and
- the dissemination of new proxy cards following the effectiveness of the registration statement and the delivery of the final prospectus.

Include in your response a discussion of whether the premature dissemination of proxy cards resulted in, or could have resulted in, an investment decision with respect to the domestication and business combination proposals. Provide details regarding whether any stockholders of record have submitted proxy cards to the company, whether any beneficial owner of shares held in "street name" have provided voting instructions to their brokerage firm, bank, dealer, other similar organization or other nominee and, if so, how such proxy cards and instructions will be handled as part of an appropriate remediation.

Amendment No. 2 to Form S-4 Filed April 28, 2021

Q. What are the Interests of the Sponsor and BCAC Officers and Directors, page 16

2.   Please disclose the $100 million investment by the PIPE investor here or in a new Q&A and where similar disclosure appears on page 38. Provide disclosure about the number of shares they will receive for their initial investment, including the price paid to acquire those securities.

Material U.S. Federal Income Tax Considerations of the Merger to U.S. Holders, page 263

3.   We note your disclosure that you intend that the merger will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Please revise your disclosure here to clearly state counsel's tax opinion on whether the merger will qualify as a reorganization. Also, state in your disclosure here that the tax discussion is the opinion of tax counsel Jones Day or tell us whether you will be providing a separate long form tax opinion. Please refer to Section III.A.2 of Staff Legal Bulletin 19. Please make similar changes throughout your prospectus, including in the Summary.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joel T. May